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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       SMART CHOICE AUTOMOTIVE GROUP, INC.
                          ----------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                          ----------------------------
                         (Title of Class of Securities)

                                   278812 10 2
                          ----------------------------
                                 (CUSIP Number)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  278812 10 2
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1.       Name of Reporting Person and I.R.S. Identification Number

         Sirrom Capital Corporation -- Taxpayer I.D. No. 62-1583116
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2.       Check the Appropriate Row if a Member of a Group

         a.    N/A

         b.    N/A
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3.       SEC Use Only
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4.       Citizenship or Place of Organization

         Tennessee
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         Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power -- 883,333 shares of Class A Common Stock, receivable upon conversion of Convertible Senior Promissory Note due March 12, 1999 and exercise of options granted pursuant to Stock Option Agreements dated March 13, 1997

6.       Shared Voting Power -- N/A

7. Sole Dispositive Power -- 883,333 shares of Class A Common Stock, receivable upon


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         conversion of Convertible Senior Promissory Note due
         March 12, 1999 and exercise of options granted pursuant to Stock Option Agreements dated March 13, 1997

8.       Shared Dispositive Power -- N/A
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         883,333 shares of Class A Common Stock, receivable upon conversion of Convertible Senior Promissory Note due March 12, 1999 and exercise of options granted pursuant to Stock Option Agreements dated March 13, 1997
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         N/A
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11.      Percent of Class Represented by Amount in Row (9)

         9.3% of Common Stock of Smart Choice Automotive Group, Inc. (the "Company"), assuming reclassification of all outstanding shares of the Company's Class A Common Stock and Class B Common Stock as "Common Stock," as provided for in an amendment to the Company's Amended and Restated Articles of Incorporation approved by the shareholders of the Company on March 21, 1997
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12.      Type of Reporting Person

         IV
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ITEM 1(A).    NAME OF ISSUER:

              Smart Choice Automotive Group, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              5200 South Washington Avenue
              Titusville, Florida  32780

ITEM 2(A).    NAME OF PERSON FILING:

              Sirrom Capital Corporation

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              500 Church Street, Suite 200
              Nashville, Tennessee 37219

ITEM 2(C).    CITIZENSHIP/STATE OF ORGANIZATION:

              Tennessee

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              Class A Common Stock, par value $.01 per share

ITEM 2(E).    CUSIP NUMBER:

              278812 10 2

ITEM 3.       FILING PURSUANT TO RULE 13D-1(B):

              This statement is filed pursuant to Rule 13d-1(b). The person filing is an Investment Company registered under section 8 of the Investment Company Act.

ITEM 4.       OWNERSHIP:

              (a) Amount Beneficially Owned: 883,333 shares of Class A Common Stock, receivable upon conversion of Convertible Senior Promissory Note due March 12, 1999 and exercise of options granted pursuant to Stock Option Agreements dated March 13, 1997

              (b) Percent of Class: 9.3% of Common Stock of Smart Choice Automotive Group, Inc. (the "Company"), assuming reclassification of all outstanding shares of the Company's Class A Common Stock and Class B Common Stock as "Common Stock," as provided for in an amendment to the Company's Amended and Restated Articles of Incorporation approved by the shareholders of the Company on March 21, 1997

              (c)      Number of shares as to which such person has:

                       (i) sole power to vote or direct the vote: 883,333, only upon conversion and exercise of options

                       (ii)     shared power to vote or to direct the vote:  N/A



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                       (iii)    sole power to dispose or to direct the
                                disposition of: 883,333, only upon conversion and exercise of options

                       (iv) shared power to dispose or to direct the disposition of: N/A

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             N/A

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

             N/A.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             N/A.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

             N/A.

ITEM 10.     CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete, and correct.


Dated:  April 10, 1997                  SIRROM CAPITAL CORPORATION


                                  By:   /s/ David M. Resha
                                        ---------------------------------------
                                        David M. Resha, Chief Operating Officer




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